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                             July 2, 2021

       Lisa Ricciardi
       Chief Executive Officer
       COGNITION THERAPEUTICS INC
       2403 Sidney Street
       Pittsburgh, Pennsylvania 15203

                                                        Re: COGNITION
THERAPEUTICS INC
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 23,
2021
                                                            CIK No. 0001455365

       Dear Ms. Ricciardi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement, Submitted June 23, 2021

       Summary, page 1

   1. We note your response to our prior comment number 3. Please revise your disclosure and the pipeline table and
disclosure to name the last two candidates in the pipeline table or remove them from the
pipeline table.
 Lisa Ricciardi
FirstName   LastNameLisa Ricciardi
COGNITION      THERAPEUTICS     INC
Comapany
July 2, 2021NameCOGNITION THERAPEUTICS INC
July 2,2 2021 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results Of Operations
Contractual Obligations, page 88

2.       We note that you have not included your Simple Agreements for Future
Equity or
         convertible notes in your contractual obligations table as of March 31, 2021. Please explain to us why these obligations were not included in your table or revise your disclosure to include these obligations.
       You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Rachael M. Bushey, Esq.